UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: August 1, 2024

Commission file number 1-33867
_________________________

TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Tankers Ltd. dated August 1, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY TANKERS LTD.

Date: August 1, 2024	By:	/s/ Stewart Andrade
Stewart Andrade Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY TANKERS LTD. REPORTS
SECOND QUARTER 2024 RESULTS

Highlights
•Reported GAAP net income and adjusted net income(1) of $107.0 million, or $3.11 per share, in the second quarter of 2024.
•Agreed to sell two 2005-built vessels for combined gross proceeds of $64.8 million.
•Purchased one 2021-built Aframax vessel for $70.5 million.
•Out-chartered one Aframax vessel for $49,750 per day for 12 months and extended one existing Aframax in-charter for an additional 12 months at $34,000 per day.
•The Company declared a cash dividend of $0.25 per share for the quarter ended June 30, 2024.

Hamilton, Bermuda, August 1, 2024 - Teekay Tankers Ltd. (Teekay Tankers or the Company) (NYSE: TNK) today reported the Company's results for the quarter ended June 30, 2024:

Consolidated Financial Summary

	Three Months Ended
(in thousands of U.S. dollars, except per share data)	June 30, 2024	March 31, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)
GAAP FINANCIAL COMPARISON
Total revenues	296,590	338,343	370,646
Income from operations	102,135	139,241	159,571
Net income	106,970	144,771	151,243
Earnings per share - basic	3.11	4.23	4.43
NON-GAAP FINANCIAL COMPARISON
Adjusted EBITDA (1)	124,481	150,939	184,502
Adjusted net income (1)	106,970	132,347	149,438
Adjusted earnings per share - basic (1)	3.11	3.86	4.38
Net cash (debt) (2)	427,520	370,423	(28,453)
(1)    These are non-GAAP financial measures. Please refer to "Definitions and Non-GAAP Financial Measures" and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)     Net cash (debt) is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd. Investor Relations E-mail: TeekayTankers@IGBIR.com www.teekaytankers.com
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

Second Quarter of 2024 Compared to First Quarter of 2024
GAAP net income and non-GAAP adjusted net income for the second quarter of 2024 decreased compared to the first quarter of 2024, primarily due to lower average spot tanker rates and a higher number of scheduled dry dockings. In addition, GAAP net income in the first quarter of 2024 included a $11.6 million gain from the sale of one vessel.

Second Quarter of 2024 Compared to Second Quarter of 2023
GAAP net income and non-GAAP adjusted net income for the second quarter of 2024 decreased compared to the same period of the prior year, primarily due to lower average spot tanker rates and the sale of two vessels between the fourth quarter of 2023 and the first quarter of 2024, as well as a higher number of scheduled dry dockings, partially offset by lower income tax expense resulting from the re-assessment of certain tax positions, lower interest expense resulting from the repurchases of certain vessels previously under sale-leaseback arrangements between the second quarter of 2023 and the first quarter of 2024, and higher interest income.

CEO Commentary
“Mid-size crude tanker rates remained strong and stable for the second quarter,” commented Kevin Mackay, Teekay Tankers’ President and Chief Executive Officer. “The underlying fundamentals, and resulting strong utilization levels within the mid-sized tanker segment specifically, continue to support historically high spot charter rates for our Suezmax and Aframax-sized fleets.”

“With the Trans Mountain Pipeline expansion continuing to ramp up towards one Aframax cargo per day, vessel attacks in the Red Sea continuing to divert ships, and a newbuilding delivery schedule that is very low in historical terms, the mid-size tanker market is expected to remain well supported through the remainder of 2024."

“Looking ahead, we are optimistic about the operating environment for mid-size tankers in the coming years. With high operating leverage to the spot tanker market and a debt-free balance sheet(1), Teekay Tankers expects to continue generating significant free cash flow, supporting our ability to prudently reinvest in our fleet, return capital to shareholders and maintain financial strength. We are pleased to be adding new, modern tonnage to our fleet by redeploying capital from selling some older vessels, while we remain confident that our patience in pursuing growth opportunities positions us well to drive value creation in both the near and long-term.”

(1)    The Company's share of debt in its 50/50 non-consolidated joint venture, which owns one Very Large Crude Carrier (VLCC), is $9.4 million as of June 30, 2024.

Summary of Recent Events
In May 2024, the Company agreed to sell one 2005-built Aframax vessel and one 2005-built Suezmax vessel for combined gross proceeds of approximately $64.8 million. The vessels are expected to be delivered to the buyer during the third or fourth quarter of 2024. The Company expects to record a combined gain on sale of approximately $27 million for these vessels on closing.
In May 2024, the Company extended the charter-in contract for one Aframax vessel for an additional 12 months at a rate of $34,000 per day and secured an additional one-year option period on the charter. In addition, in June 2024, the Company out-chartered one Aframax vessel for $49,750 per day for 12 months.
In June 2024, the Company agreed to purchase one 2021-built Aframax vessel for $70.5 million. The vessel purchase was completed in July 2024 with cash and it is currently unencumbered.
The Company's board of directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding share of common stock for the quarter ended June 30, 2024. This dividend is payable on August 23, 2024, to all of Teekay Tankers' shareholders of record on August 12, 2024.

Tanker Market
Mid-size crude tanker spot rates remained firm during the second quarter of 2024, counter to normal seasonal trends. Tonne-mile demand continues to be supported by a combination of strong oil exports from key mid-size tanker load regions, geopolitical events which are causing longer voyage distances, and the start-up of the Trans Mountain Pipeline expansion (TMX) from Vancouver, Canada. In addition, a strong product tanker market has caused LR2s that were previously trading crude oil to switch to clean product trading, increasing tightness in an already firm market. As refinery throughput increases to meet demand going into the winter months, and the other factors underpinning tonne-mile demand for mid-sized tankers remain strong, we expect spot tanker rates to be well supported through the second half of 2024 and into next year.

Global oil demand is projected to grow by 1.4 million barrels per day (mb/d) in 2024 and 1.5 mb/d in 2025 as per the average of forecasts from the International Energy Agency (IEA), the U.S. Energy Information Administration (EIA) and OPEC. Much of this demand growth is expected to be met by increased oil supply from non-OPEC+ countries in the Atlantic Basin led by the United States, Brazil, Guyana, and Canada, which would be positive for tanker demand. In addition, the OPEC+ group has announced their intention to unwind 2.2 mb/d of voluntary production cuts over the course of 12 months starting in October 2024, which should give further support to crude tanker demand from the fourth quarter of 2024 onwards.

The increase in Canadian seaborne crude oil exports is being facilitated by the ramp up in exports from TMX, which opened in mid-May 2024. As all exports from the terminal are via Aframax tankers, the opening of TMX is another positive for Aframax demand. Exports from the pipeline totaled approximately 300 thousand barrels per day (kb/d) during June with volumes flowing to refineries on the US West Coast, the Pacific Area Lightering (PAL) off the coast of California for ship-to-ship transfer to larger tankers for onward transportation to Asia, or directly to Asia. Volumes are expected to increase towards the full capacity of 550 kb/d in the coming months, further supporting Aframax demand.

Geopolitical events continue to impact seaborne trade flows, including the ongoing attacks on shipping in the Red Sea which are causing vessels to divert long-haul via the Cape of Good Hope. This has been particularly evident in the product tanker sector, with refined product movements via the Cape of Good Hope increasing from an average of 0.8 mb/d in 2023 to 2.7 mb/d in 2024-to-date. Given the long-haul nature of these movements, the LR2 sector has benefited the most from these diversions with elevated spot rates through the first half of the year. As a result, a number of LR2s have switched from trading crude oil to clean products, with the clean trading LR2 fleet increasing by 30 to 35 vessels since the start of the year, thereby tightening fleet supply in the crude Aframax sector.

Just 3.5 million deadweight (mdwt) of new tankers were delivered into the global tanker fleet during the first half of 2024, and deliveries this year are on track for the lowest total since the late 1980s. As such, we expect negligible tanker fleet growth through the rest of the year. Looking further ahead, the Company believes a combination of a modest tanker orderbook, an aging tanker fleet, and a lack of shipyard capacity until mid-2027 should ensure that tanker fleet growth remains at low levels over the next two to three years.

In summary, the Company expects mid-size crude tanker spot rates to remain well supported through the remainder of 2024 with geopolitical factors and resultant trade disruptions adding to rate volatility. Looking further ahead, a combination of rising oil demand and low tanker fleet growth point towards multiple years of tanker market strength.

Operating Results
The following table highlights the operating performance of the Company’s time-charter vessels and spot vessels trading in revenue sharing arrangements (RSAs), on voyage charters and in full service lightering, in each case measured in net revenues(1) per revenue day(2), or time-charter equivalent (TCE) rates, before off-hire bunker expenses:

	Three Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023
Time Charter-Out Fleet
Suezmax revenue days	91	91	91
Suezmax TCE per revenue day	$37,513	$37,512	$37,513
Aframax / LR2 revenue days	30	32	91
Aframax / LR2 TCE per revenue day	$49,124	$47,337	$47,288

Spot Fleet
Suezmax revenue days	2,163	2,248	2,269
Suezmax spot TCE per revenue day (3)	$44,898	$47,349	$57,566
Aframax / LR2 revenue days	2,082	2,157	2,177
Aframax / LR2 spot TCE per revenue day (4)	$43,590	$48,754	$50,100

Total Fleet
Suezmax revenue days	2,254	2,339	2,360
Suezmax TCE per revenue day	$44,600	$46,969	$56,792
Aframax / LR2 revenue days	2,112	2,189	2,268
Aframax / LR2 TCE per revenue day	$43,668	$48,733	$49,987

(1)    Net revenues is a non-GAAP financial measure. Please refer to "Definitions and Non-GAAP Financial Measures" for a definition of this term and Appendix C to this release for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measure under GAAP.
(2)    Revenue days are the total number of calendar days the Company's vessels were in its possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings or special or intermediate surveys. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days.
(3)    Includes Suezmax vessels trading in the Teekay Suezmax RSA and non-RSA voyage charters.
(4)    Includes Aframax and LR2 vessels trading in the Teekay Aframax RSA and non-RSA voyage charters.

Third Quarter of 2024 Spot Tanker Performance Update
The following table presents Teekay Tankers’ TCE rates booked to-date in the third quarter of 2024 for its spot-traded fleet only, together with the percentage of total revenue days currently fixed for the third quarter:

	Third Quarter 2024 To-Date Spot Tanker Rates
	TCE Rates Per Day	% Fixed
Suezmax	$40,800	40%
Aframax / LR2 (1)	$45,300	41%

(1)    Rates and percentage booked to date include Aframax RSA and non-RSA voyage charters and full service lightering for all Aframax and LR2 vessels, whether trading in the clean or dirty spot market.

Teekay Tankers Fleet
The following table summarizes the Company’s fleet as of July 29, 2024:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker(1)	—	1	1
Aframax Tankers / LR2 Product Tanker	1	—	1
Total Fixed-Rate Fleet	1	1	2
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers(2)	17	7	24
VLCC Tanker(3)	1	—	1
Total Spot Fleet	43	7	50
Total Tanker Fleet	44	8	52
STS Support Vessels	—	2	2
Total Teekay Tankers Fleet	44	10	54
(1)    Includes one Suezmax tanker with a charter-in contract that is scheduled to expire in June 2027 with an option to extend for one additional year.
(2)    Includes seven Aframax / LR2 tankers with charter-in contracts that are scheduled to expire in August 2024, November 2024, March 2025, August 2025, February 2026, and January 2030, three of which have options to extend for one additional year, and one of which has options to extend for up to three years.
(3)    The Company’s ownership interest in this vessel is 50 percent.

Liquidity Update
As at June 30, 2024, the Company had total liquidity of $714.7 million (comprised of $426.8 million in cash and cash equivalents and $287.9 million in undrawn capacity from its credit facility), compared to total liquidity of $691.5 million as at March 31, 2024. The increase of $23.2 million in liquidity compared to the prior quarter is primarily due to positive net operating cash flow, partially offset by cash dividends paid on our common shares, a reduction in borrowing capacity of our revolving credit facility and a deposit paid for the purchase of an Aframax tanker.

Conference Call
The Company plans to host a conference call on Thursday, August 1, 2024 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2024. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•By dialing 1(800) 289-0438 or 1(647) 484-0478, if outside of North America, and quoting conference ID code 4650117.
•By accessing the webcast, which will be available on Teekay Tankers’ website at www.teekay.com (the archive will remain on the website for a period of one year).
An accompanying Second Quarter of 2024 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.

About Teekay Tankers
Teekay Tankers has a fleet of 43 double-hull tankers (including 25 Suezmax tankers and 18 Aframax / LR2 tankers), and also has eight time chartered-in tankers. Teekay Tankers’ vessels are typically employed through a mix of spot tanker market trading and short- or medium-term fixed-rate time charter contracts. Teekay Tankers also owns a Very Large Crude Carrier (VLCC) through a 50 percent-owned joint venture. In addition, Teekay Tankers owns a ship-to-ship transfer business that performs full service lightering and lightering support operations in the U.S. Gulf and Caribbean. Teekay Tankers was formed in December 2007 by Teekay Corporation as part of its strategy to expand its oil tanker business.

Teekay Tankers’ Class A common stock trades on the New York Stock Exchange under the symbol “TNK.”

For Investor Relations enquiries contact:
E-mail: TeekayTankers@IGBIR.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income, Adjusted EBITDA, and Net Revenues, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized definitions across companies, and therefore may not be comparable to similar measures presented by other companies. These non-GAAP measures are used by management, and the Company believes that these supplemental metrics assist investors and other users of its financial reports in comparing financial and operating performance of the Company across reporting periods and with other companies.
Non-GAAP Financial Measures
Adjusted net income excludes certain items of income or loss from GAAP net income that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Adjusted EBITDA represents EBITDA (i.e. net income before interest, taxes, and depreciation and amortization) adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign exchange gains and losses, write-downs of assets, gains and losses on sale of assets, unrealized credit loss adjustments, unrealized gains and losses on derivative instruments, realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments, equity income or loss from unconsolidated joint ventures and any write-offs and certain other income or expenses. Adjusted EBITDA also excludes realized gains or losses on interest rate swaps (as management, in assessing the Company's performance, views these gains or losses as an element of interest expense). Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendix B of this release for a reconciliation of Adjusted EBITDA to net income, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.
Net revenues represents income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. Since the amount of voyage expenses the Company incurs for a particular charter depends on the type of the charter, the Company includes these costs in net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. The Company principally uses net revenues, a non-GAAP financial measure, because the Company believes it provides more meaningful information about the deployment of the Company's vessels and their performance than does income from operations, the most directly comparable financial measure under GAAP. Please refer to Appendix C of this release for a reconciliation of this non-GAAP financial measure to income from operations, the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Tankers Ltd.
Summary Consolidated Statements of Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2024	2024	2023	2024	2023
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Voyage charter revenues (1)	287,974	328,941	359,966	616,915	744,710
Time-charter revenues	5,048	5,123	7,995	10,171	15,005
Other revenues (2)	3,568	4,279	2,685	7,847	5,588
Total revenues	296,590	338,343	370,646	634,933	765,303

Voyage expenses (1)	(100,097)	(116,531)	(118,082)	(216,628)	(242,269)
Vessel operating expenses	(38,356)	(37,495)	(37,800)	(75,851)	(75,982)
Time-charter hire expenses	(19,670)	(19,516)	(18,691)	(39,186)	(31,636)
Depreciation and amortization	(22,373)	(23,318)	(24,384)	(45,691)	(48,359)
General and administrative expenses	(13,959)	(13,843)	(12,118)	(27,802)	(24,387)
Gain on sale of vessel (3)	—	11,601	—	11,601	—
Restructuring charges	—	—	—	—	(1,248)
Income from operations	102,135	139,241	159,571	241,376	341,422

Interest expense	(979)	(4,866)	(5,907)	(5,845)	(17,125)
Interest income	5,726	5,474	1,771	11,200	4,001
Realized and unrealized gain on derivative instruments	—	—	547	—	449
Equity income (4)	905	1,368	1,120	2,273	2,250
Other income (expense)	1,465	(779)	2,262	686	17
Net income before income tax	109,252	140,438	159,364	249,690	331,014

Income tax (expense) recovery	(2,282)	4,333	(8,121)	2,051	(10,403)
Net income	106,970	144,771	151,243	251,741	320,611

Earnings per share attributable
to shareholders of Teekay Tankers
- Basic	3.11	4.23	4.43	7.33	9.40
- Diluted	3.08	4.18	4.38	7.26	9.28
- Cash dividends declared	2.25	0.25	1.25	2.50	1.25

Weighted-average number of total common
shares outstanding
- Basic (5)	34,383,813	34,261,903	34,140,540	34,322,858	34,116,655
- Diluted	34,705,613	34,649,190	34,546,749	34,677,402	34,543,526

Number of outstanding shares of common
stock at the end of the period	34,317,589	34,257,659	34,046,712	34,317,589	34,046,712

(1)Voyage charter revenues include revenues earned from full service lightering activities. Voyage expenses include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses totaling $7.2 million, $7.1 million and $10.1 million for the three months ended June 30, 2024, March 31, 2024 and June 30, 2023, respectively, and $14.3 million and $25.3 million for the six months ended June 30, 2024 and June 30, 2023, respectively.

(2)Other revenues include lightering support revenue, revenue earned from the Company's responsibilities in employing the vessels subject to the RSAs, and bunker commissions earned.

(3)Gain on sale of vessel for the three months ended March 31, 2024 and six months ended June 30, 2024 includes a gain of $11.6 million relating to one Aframax / LR2 tanker, which was sold in February 2024.

(4)Equity income relates to the Company’s 50 percent interest in the High-Q Investments Ltd. (High-Q) joint venture, which owns one VLCC tanker.

(5)Includes common shares related to non-forfeitable stock-based compensation.

Teekay Tankers Ltd.
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at	As at	As at
	June 30,	March 31,	December 31,
	2024	2024	2023
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	426,841	369,744	365,251
Restricted cash	679	679	691
Accounts receivable	95,209	92,515	99,940
Bunker and lube oil inventory	49,760	54,868	53,219
Prepaid expenses	13,007	11,671	12,332
Accrued revenue and other current assets	67,082	86,262	70,156
Assets held for sale (1)	36,446	36,505	11,910
Total current assets	689,024	652,244	613,499
Vessels and equipment – net	1,090,899	1,099,967	929,237
Vessels related to finance leases – net	—	—	228,973
Operating lease right-of-use assets	63,704	65,870	76,314
Investment in and advances to equity-accounted joint venture	18,004	17,098	15,731
Other non-current assets	12,616	6,105	6,656
Intangible assets – net	3,918	1,844	658
Goodwill	2,426	2,426	2,426
Total assets	1,880,591	1,845,554	1,873,494

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	67,659	60,580	73,587
Current obligations related to finance leases	—	—	20,517
Current portion of operating lease liabilities	32,747	30,802	35,882
Due to affiliates	1,278	4,365	5,013
Other current liabilities	3,914	3,417	4,289
Total current liabilities	105,598	99,164	139,288
Long-term obligations related to finance leases	—	—	119,082
Long-term operating lease liabilities	30,957	35,068	40,432
Other long-term liabilities	48,093	46,055	48,907
Equity	1,695,943	1,665,267	1,525,785
Total liabilities and equity	1,880,591	1,845,554	1,873,494

Net cash (2)	427,520	370,423	226,343
(1)Assets held for sale at June 30, 2024 and March 31, 2024 includes one Suezmax tanker and one Aframax / LR2 tanker. Assets held for sale at December 31, 2023, includes one Aframax / LR2 tanker, which was sold in February 2024 for gross proceeds of $23.5 million.
(2)Net cash is a non-GAAP financial measure and represents (a) cash and cash equivalents and restricted cash, less (b) short-term debt, current and long-term debt and current and long-term obligations related to finance leases.

Teekay Tankers Ltd.
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Six Months Ended
	June 30,	June 30,
	2024	2023
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	251,741	320,611
Non-cash items:
Depreciation and amortization	45,691	48,359
Gain on sale of vessel	(11,601)	—
Unrealized loss on derivative instruments	—	3,709
Equity income	(2,273)	(2,250)
Income tax (recovery) expense	(2,585)	9,644
Other	6,733	2,316
Change in operating assets and liabilities	(4,506)	(9,945)
Expenditures for dry docking	(7,167)	(2,233)
Net operating cash flow	276,033	370,211

FINANCING ACTIVITIES
Proceeds from short-term debt	—	50,000
Prepayments of short-term debt	—	(50,000)
Proceeds from long-term debt	—	1,000
Issuance costs related to long-term debt	—	(4,536)
Prepayments of long-term debt	—	(1,000)
Scheduled repayments of obligations related to finance leases	(5,213)	(21,665)
Prepayment of obligations related to finance leases	(136,955)	(307,019)
Issuance of common stock upon exercise of stock options	2,858	—
Cash dividends paid	(85,650)	(42,479)
Other	(2,015)	(1,520)
Net financing cash flow	(226,975)	(377,219)

INVESTING ACTIVITIES
Proceeds from sale of vessel	23,425	—
Expenditures for vessels and equipment	(3,851)	(2,700)
Loan repayments from equity-accounted joint venture	—	1,900
Deposit for vessel purchase	(7,054)	—
Net investing cash flow	12,520	(800)

Increase (decrease) in cash, cash equivalents and restricted cash	61,578	(7,808)
Cash, cash equivalents and restricted cash, beginning of the period	365,942	187,361
Cash, cash equivalents and restricted cash, end of the period	427,520	179,553

Teekay Tankers Ltd.
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income
(in thousands of U.S. dollars, except per share amounts)

	Three Months Ended
	June 30, 2024		March 31, 2024		June 30, 2023
	(unaudited)		(unaudited)		(unaudited)
	$	$ Per Share(1)	$	$ Per Share(1)	$	$ Per Share(1)
Net income - GAAP basis	106,970	$3.11	144,771	$4.23	151,243	$4.43

Add (subtract) specific items affecting net income:
Gain on sale of vessel	—	—	(11,601)	($0.34)	—	—
Realized gain from early termination of interest rate swap	—	—	—	—	(3,215)	($0.09)
Unrealized loss on derivative instruments (2)	—	—	—	—	3,125	$0.09
Other (3)	—	—	(823)	($0.03)	(1,715)	($0.05)
Total adjustments	—	—	(12,424)	($0.37)	(1,805)	($0.05)
Adjusted net income attributable to
shareholders of Teekay Tankers	106,970	$3.11	132,347	$3.86	149,438	$4.38

(1)Basic per share amounts.
(2)Reflects unrealized gains or losses due to the changes in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including unrealized gains or losses on interest rate swaps and forward freight agreements.
(3)The amount recorded for the three months ended March 31, 2024, primarily relates to an adjustment to income tax accruals of prior years, the premium paid as part of the exercise of early purchase options and capitalized financing costs which were written off in relation to the repurchase of eight sale-leaseback vessels. The amount recorded for the three months ended June 30, 2023, primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix B - Reconciliation of Non-GAAP Financial Measures
Total Adjusted EBITDA
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)
Net income - GAAP basis	106,970	144,771	151,243
Depreciation and amortization	22,373	23,318	24,384
Net interest (income) expense	(4,747)	(608)	4,136
Income tax expense (recovery)	2,282	(4,333)	8,121
EBITDA	126,878	163,148	187,884

Add (subtract) specific items affecting EBITDA:
Gain on sale of vessels	—	(11,601)	—
Realized gain on interest rate swap	—	—	(457)
Realized gain from early termination of interest rate swap	—	—	(3,215)
Unrealized loss on derivative instruments	—	—	3,125
Equity income	(905)	(1,368)	(1,120)
Other (1)	(1,492)	760	(1,715)
Adjusted EBITDA	124,481	150,939	184,502
(1)    The amount recorded for the three months ended June 30, 2024, primarily relates to foreign exchange gains and the settlement of a claim. The amount recorded for the three months ended March 31, 2024, primarily relates to the premium paid as part of the exercise of early purchase options in relation to the repurchase of eight sale-leaseback vessels and foreign exchange gains. The amount recorded for the three months ended June 30, 2023, primarily relates to foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of six sale-leaseback vessels.

Teekay Tankers Ltd.
Appendix C - Reconciliation of Non-GAAP Financial Measures
Net Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023
	(unaudited)	(unaudited)	(unaudited)
Income from operations - GAAP basis	102,135	139,241	159,571

Add (subtract) specific items affecting income from operations:
Vessel operating expenses	38,356	37,495	37,800
Time-charter hire expenses	19,670	19,516	18,691
Depreciation and amortization	22,373	23,318	24,384
General and administrative expenses	13,959	13,843	12,118
Gain on sale of vessel	—	(11,601)	—
Total adjustments	94,358	82,571	92,993
Net revenues	196,493	221,812	252,564

Forward-Looking Statements
This release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. All statements included in this report, other than statements of historical fact, are forward-looking statements. When used in this report, the words "expect", "believe", "anticipate", "plan", "intend", "estimate", "may", "will" or similar words are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements and any such forward-looking statements are qualified in their entirety by reference to the following cautionary statements. All forward-looking statements speak only as of the date hereof and are based on current expectations and involve a number of assumptions, risks and uncertainties that could cause actual results to differ materially from such forward-looking statements. Forward-looking statements contained in this release include, among others, statements regarding: our expectations regarding vessel sales, including the occurrence and timing of vessel delivery and completion of sale transactions, and the anticipated gain from such sales; the impact of the commissioning of the previously-announced expansion of the Trans Mountain Pipeline, including expected export volume levels; the Company's capital allocation plan, including its ability to position itself to pursue the priorities of fleet reinvestment and returning capital to shareholders, including through quarterly cash dividends; the timing of payments of cash dividends; any future dividends; management's expectations regarding global oil demand and supply, and the various contributing factors thereto and impact thereof; geopolitical events and the impact thereof on our industry, our business and on the tanker rate environment; management's view of the tanker operating environment, the strength of the tanker market and of the tanker rate environment; the Company's ability to benefit from current tanker market conditions, maintain financial strength, generate free cash flow, create shareholder value and prioritize its capital allocation initiatives; crude oil and refined product tanker market fundamentals; forecasts of worldwide tanker fleet growth or contraction, vessel scrapping levels, and newbuilding tanker orders, including the factors contributing thereto and the timing thereof, and the Company’s general outlook on tanker supply and demand fundamentals; the Company's expectations regarding tanker charter-in contracts, including the timing of commencement, expiry or extensions thereof; and the Company's liquidity and market position.

The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: potential changes to or termination of the Company's capital allocation plan or dividend policy; the declaration by the Company's Board of Directors of any future cash dividends on the Company's common shares; the Company's available cash and the levels of its capital needs; changes in the Company's liquidity and financial leverage; changes in tanker rates, including spot tanker market rate fluctuations, and in oil prices; changes in the production of, or demand for, oil or refined products and for tankers; changes in trading patterns affecting overall vessel tonnage requirements; non-OPEC+ and OPEC+ production and supply levels; the impact of geopolitical tensions and conflicts, and changes in global economic conditions; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping; the potential for early termination of charter contracts on existing vessels in the Company's fleet; the inability of charterers to make future charter payments; delays of vessel deliveries; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations and the impact of such changes; increased costs; and other factors discussed in Teekay Tankers’ filings from time to time with the United States Securities and Exchange Commission, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2023. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.